

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC



Our Ref: SIHL/ADR/06

06012572

13th April 2006

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Dear Sirs,

SUPPL

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose a copy of press announcement dated 12th April 2006 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule of the Company.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

Yours faithfully,


PROCESSED
APR 19 2006
THOMSON
FINANCIAL

Marina Wong
Company Secretary

Encl.

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

香港告士打道39號夏慤大廈26樓 電話：(852) 2529 5652 傳真：(852) 2529 5067
26/F., Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong Tel : (852) 2529 5652 Fax: (852) 2529 5067
M:\Kylie\Letter\Letter Format (363)\Lt to SEC (ADR).doc

Publication Date : 13th April 2006



上海實業控股有限公司

SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 363)

DISCLOSEABLE TRANSACTION

PROPOSED SHARE REFORM PLAN OF BRIGHT DAIRY & FOOD CO., LTD.

A Share Reform Plan in respect of Bright Dairy has been proposed by the holders of the Non-Tradable Shares. Bright Dairy has four holders of Non-Tradable Shares, one of which is SIFP (a wholly-owned subsidiary of the Company). SIFP holds such number of Non-Tradable Shares which represents approximately 30.78% of the total issued share capital of Bright Dairy. The A Shares of Bright Dairy are listed on the Shanghai Stock Exchange.

Under the proposed Share Reform Plan, in consideration of the consent by the holders of A Shares to the conversion of all Non-Tradable Shares into tradable A Shares, the existing holders of Non-Tradable Shares would offer to all holders of A Shares RMB6.845 in cash and 1.2 Non-Tradable Shares (which will be converted into A Shares on completion of the Share Reform Plan) for every ten A Shares held by each such holder. SIFP will also transfer 44,099,410 Non-Tradable Shares to Danone, another holder of Non-Tradable Shares, as part of the Share Reform Plan. The proposed Share Reform Plan also includes, among other things, a non-disposal undertaking by the existing holders of Non-Tradable Shares in respect of their Converted A Shares. The terms of the Share Reform Plan set out in this announcement are subject to change and finalisation and the Share Reform Plan may or may not proceed. Shareholders and investors are advised to exercise caution when dealing in shares of the Company.

Under the Share Reform Plan, the shareholding percentage of SIFP in Bright Dairy will be reduced from approximately 30.78% to 25.17%. The Share Reform Plan if carried out on the above terms will constitute a discloseable transaction of the Company under Chapter 14 of the Listing Rules when its terms are finalized, as the revenue ratio under Chapter 14 of the Listing Rules for the reduction of shareholding in Bright Dairy exceeds 5% but is less than 25%. A circular containing, among other things, further details of such transaction will be dispatched to the shareholders of the Company as soon as practicable.

Proposed Share Reform Plan

The Board wishes to announce that the Share Reform Plan in respect of Bright Dairy for the conversion of all Non-Tradable Shares into tradable A Shares has been proposed by the holders of the Non-Tradable Shares. Bright Dairy has four holders of Non-Tradable Shares, one of which is SIFP (a wholly-owned subsidiary of the Company). SIFP holds such number of Non-Tradable Shares which represents approximately 30.78% of the total issued share capital of Bright Dairy. As at the date of this announcement, the total issued Non-Tradable Shares represent approximately 76.96% of the total issued share capital of Bright Dairy. The existing holders of Non-Tradable Shares and their respective shareholding interests in Bright Dairy are as follows:–

Before completion of the Share Reform Plan

Type of shares	Number of shares in Bright Dairy held	Approximate percentage of total issued share capital of Bright Dairy
Non-Tradable Shares held by:		
Shanghai Dairy	320,757,026	30.78%
SIFP	320,757,026	30.78%
Danone [Note]	120,283,881	11.55%
East Hope	40,094,627	3.85%
Subtotal:	801,892,560	76.96%
Tradable A Shares held by other shareholders	240,000,000	23.04%
Total:	**1,041,892,560**	**100%**

Note: 19,256,775 Non-Tradable Shares held by Public Transport have been sold to Danone pursuant to a share transfer agreement dated 26th October 2005. Such transfer is subject to the approval by the relevant PRC authorities. For the purpose of the possible Share Reform Plan, it will be assumed that such transfer will be approved and completed in accordance with the said share transfer agreement, whereby Public Transport will no longer be a shareholder of Bright Dairy and Danone will together with the 101,027,106

Information on Bright Dairy

Bright Dairy is engaged in the manufacture, distribution and sale of dairy and related products. It is owned by the Company as to approximately 30.78% of its total issued share capital.

The consolidated profit before taxation and minority interests and the consolidated profit after taxation and minority interests of Bright Dairy for the two years ended 31st December 2005, which were prepared in accordance with the generally accepted accounting principles in the PRC, were as follows:–

	Audited Year ended 31st December 2004 *RMB'000*	Audited Year ended 31st December 2005 *RMB'000*
Consolidated profit before taxation and minority interests	381,961	236,670
Consolidated profit after taxation and minority interests	317,974	211,124

The consolidated total asset value and the consolidated net asset value of Bright Dairy for the two years ended 31st December 2005, which were prepared in accordance with the generally accepted accounting principles in the PRC, were as follows:–

	Audited Year ended 31st December 2004 *RMB'000*	Audited Year ended 31st December 2005 *RMB'000*
Consolidated total asset value	3,567,161	3,667,275
Consolidated net asset value	2,050,236	2,112,177

The audited consolidated turnover of Bright Dairy for each of the two years ended 31st December 2004 and 31st December 2005 amounted to approximately RMB6,785,679,000 (equivalent to approximately HK$6,524,691,000) and RMB6,903,863,000 (equivalent to approximately HK$6,638,330,000) respectively.

Bright Dairy is accounted for as an associate in the audited consolidated financial statements of the Group,

Total:	1,041,892,560	100%

Note: 19,256,775 Non-Tradable Shares held by Public Transport have been sold to Danone pursuant to a share transfer agreement dated 26th October 2005. Such transfer is subject to the approval by the relevant PRC authorities. For the purpose of the possible Share Reform Plan, it will be assumed that such transfer will be approved and completed in accordance with the said share transfer agreement, whereby Public Transport will no longer be a shareholder of Bright Dairy and Danone will, together with the 101,027,106 Non-Tradable Shares held by it, become interested in 11.55% of the issued share capital of Bright Dairy.

To the best knowledge and belief of the Company, having made all reasonable enquiries, Shanghai Dairy, Danone and East Hope (save for their respective interests in Bright Dairy) as well as the current registered holders of A Shares are third parties independent of the directors, chief executive or substantial shareholders of the Group or any of their respective associates.

Under the proposed Share Reform Plan, in consideration of the consent by the holders of A Shares to the conversion of all Non-Tradable Shares into tradable A Shares, the existing holders of the Non-Tradable Shares would offer to all holders of A Shares RMB6.845 in cash and 1.2 Non-Tradable Shares (which will be converted into A Shares on completion of the Share Reform Plan) for every ten A Shares held by each such holder upon completion of the proposed Share Reform Plan. The total Consideration proposed to be offered to the holders of A Shares would amount to RMB164,279,487 in cash and 28,800,000 Non-Tradable Shares.

Conditions of the Proposed Share Reform Plan

The Share Reform Plan would be subject to the following:

1. the approvals of more than two-thirds of the voting rights of (i) all the shareholders of Bright Dairy and (ii) the holders of A Shares of Bright Dairy attending the general meeting; and
2. all other necessary approvals as may be required to be obtained in relation to the Share Reform Plan pursuant to the applicable legal requirements or provisions.

If any of such approvals cannot be obtained, the Share Reform Plan will not be implemented. There is no long stop date for fulfillment of the above conditions. The Company will issue a further announcement if the Share Reform Plan will not be implemented.

Consideration

The Consideration (comprising cash and Non-Tradable Shares) will be contributed by the existing holders of Non-Tradable Shares as follows:–

1. Danone will contribute RMB15,000,000 in cash towards the Consideration. Danone will also acquire from each of Shanghai Dairy and SIFP 44,099,410 Non-Tradable Shares, totaling 88,198,820 Non-Tradable Shares, at a price of RMB4.06 per Non-Tradable Share. The completion of the acquisitions are conditional upon the approval of the Share Reform Plan;
2. each of Shanghai Dairy and SIFP will contribute RMB66,139,744 in cash and 14,400,000 Non-Tradable Shares towards the Consideration; and
3. East Hope will contribute RMB17,000,000 in cash towards the Consideration.

Contributions of cash and/or Non-Tradable Shares to the Consideration by the holders of Non-Tradable Shares will be made at the same time.

The amounts of cash and/or Non-Tradable Shares contributed by each of the above holders of Non-Tradable Shares were arrived at after arm's length negotiations among these holders, taking into account the percentage shareholding in Bright Dairy held (before and after the Share Reform Plan) as well as the number of Non-Tradable Shares to be offered by the corresponding holder of Non-Tradable Shares. A holder of Non-Tradable Shares with a greater percentage shareholding will contribute more cash and Non-Tradable Shares, while Danone and East Hope which preferred not to offer Non-Tradable Shares to the holders of A Shares had to contribute cash in lieu of the amount of Non-Tradable Shares to be offered. The Directors consider such basis and the contribution by SIFP to the Consideration to be fair and reasonable. The terms of the Share Reform Plan has been approved by the Shanghai Stock Exchange for publication.

Transfer of Non-Tradable Shares by SIFP to Danone

As part of the Share Reform Plan, an agreement for sale and purchase of shares has been entered into between SIFP and Danone with particulars set out below:–

Date of Agreement	:	12th April 2006
Parties	:	SIFP (as the vendor) Danone (as the purchaser)
Subject Matter	:	transfer of 44,099,410 Non-Tradable Shares by SIFP to Danone
Consideration	:	RMB179,043,604.60 (equivalent to approximately HK$172,157,300)

The consideration for the transfer of Non-Tradable Shares from SIFP to Danone of RMB4.06 per share was determined based on the initial public offering price of RMB6.50 per share of Bright Dairy, and the bonus issue of shares of Bright Dairy in June 2004 on the basis of six new shares for every ten existing shares held. Danone and SIFP chose the initial offering price as the cost of acquiring tradable A Shares. The transfer price of RMB4.06 per share represented a premium of approximately 8.27% over the price per Non-Tradable Share in the sale of Non-Tradable Shares by Public Transport to Danone on 26th October 2005, a discount of approximately 15.76% to the 120 day average closing price and a discount of

Consolidated net asset value

The audited consolidated turnover of Bright Dairy for each of the two years ended 31st December 2004 and 31st December 2005 amounted to approximately RMB6,785,679,000 (equivalent to approximately HK$6,524,691,000) and RMB6,903,863,000 (equivalent to approximately HK$6,638,330,000) respectively.

Bright Dairy is accounted for as an associate in the audited consolidated financial statements of the Group, and will continue to be so accounted for after completion of the Share Reform Plan.

Financial Impact on the Company

Based on the audited net asset value of Bright Dairy as at 31st December 2005, the Share Reform Plan will have no material adverse effect on the financial position of the Group, if it proceeds on the basis of offering RMB6.845 in cash and 1.2 Non-Tradable Shares to each holder of A Shares for every ten A Shares held. After completion of the Share Reform Plan, the consolidated net profit of the Group will be reduced for the part of the results contributed by Bright Dairy due to the reduction of shareholding in Bright Dairy held by the Group of approximately 5.61%.

The Company will treat the transfer of Non-Tradable Shares to Danone and the contribution to the Consideration as a single transaction in its accounts and will record a single amount of net gain or loss for the Share Reform Plan as a whole. As SIFP will record a gain from the transfer of Non-Tradable Shares to Danone and a loss from its contribution to the Consideration of about the same amount, there will be an estimated net gain of approximately RMB1,000,000 to the Group (before taxation and expenses, based on the audited financial statements of Bright Dairy for the year ended 31st December 2005 and subject to the performance of Bright Dairy up to completion of the Share Reform Plan) as a result of the Share Reform Plan. While it is expected that the Group will have an immaterial gain as a result of the Share Reform Plan, SIFP will receive net proceeds of approximately RMB112,903,861 from the transfer of Non-Tradable Shares to Danone which is intended to be invested in projects related to the business of the Group which may be identified from time to time to capture better return for the Group. At present, the Company has not yet concluded any preliminary negotiations on potential investments in such projects.

Reasons for and Benefits of the Share Reform Plan

The implementation of the Share Reform Plan is in line with the prevailing development of the securities market of the PRC and will render the Non-Tradable Shares held by SIFP becoming freely transferable on the Shanghai Stock Exchange.

The Directors believe that the terms of the Share Reform Plan (including the transfer of Non-Tradable Shares by SIFP to Danone) are fair and reasonable and in the interests of the shareholders of the Company as a whole.

General

The Group is principally engaged in the business of infrastructure facilities, medicine, consumer products and information technology. SIFP is an investment holding company.

Shanghai Dairy is principally engaged in the manufacture, processing and sale of dairy and rubber products, food and candies, beverages, rearing machinery, dairy food processing machines, plastic and paper containers, and related scientific research and investment.

Danone is principally engaged in manufacture, processing and sale of food and beverages.

East Hope is principally engaged in manufacture, processing and sale of feeds, additives for feeds and agriculture by-products.

The terms of the Share Reform Plan set out in this announcement are subject to change and finalisation and the Share Reform Plan may or may not proceed. Shareholders and investors are advised to exercise caution when dealing in shares of the Company. The Company will issue a further announcement if there is any change to the terms of the Share Reform Plan.

The Share Reform Plan if carried out on the above terms will constitute a discloseable transaction of the Company under Chapter 14 of the Listing Rules when its terms are finalized, as the revenue ratio under Chapter 14 of the Listing Rules for the reduction of shareholding in Bright Dairy exceeds 5% but is less than 25%. A circular containing, among other things, further details of such transaction will be dispatched to the shareholders of the Company as soon as practicable.

Definitions

"A Shares"	tradable A shares in the issued share capital of Bright Dairy which are listed and traded on the Shanghai Stock Exchange
"Board"	the board of Directors
"Bright Dairy"	Bright Dairy & Food Co., Ltd. (光明乳業股份有限公司), a joint stock limited company established under the laws of the PRC owned as to approximately 30.78% by SIFP, and whose A Shares are listed and traded on the Shanghai Stock Exchange (Stock code: 600597)
"Company"	Shanghai Industrial Holdings Limited, a company incorporated under the laws of Hong Kong with limited liability, whose shares are listed on the Main Board of the Stock Exchange

The transfer price of RMB4.06 per share represented a premium of approximately 8.27% over the price per Non-Tradable Share in the sale of Non-Tradable Shares by Public Transport to Danone on 26th October 2005, a discount of approximately 15.76% to the 120 day average closing price and a discount of approximately 30.34% to the 30 day average closing price per A Share on the Shanghai Stock Exchange up to 7th April 2006. The Directors take the view that discount to the 30 day average closing price is relatively high due to recent unusual increase in the share price of Bright Dairy caused by market reaction to the anticipated Share Reform Plan. The Directors consider the price of transfer of Non-Transferable Shares by SIFP to Danone to be fair and reasonable.

Completion of the transfer of 44,099,410 Non-Tradable Shares by SIFP to Danone is subject to, among others, the obtaining of written approval or no-objection letter from the Department of Commerce, the China Securities Regulatory Commission and other relevant government departments of the PRC of the transfer of Non-Tradable Shares by SIFP to Danone, and the obtaining of necessary shareholders' and government approvals for the Share Reform Plan. The convening of a shareholders' meeting of Bright Dairy for consideration and approval of the Share Reform Plan is subject to the approval from the relevant PRC government authorities of the transfer of shares to Danone.

The acquisitions of Non-Tradable Shares by Danone from SIFP and from Shanghai Dairy (as referred to under the section headed "Consideration" above) were negotiated as part of the Share Reform Plan, as Danone wishes to increase its shareholding in Bright Dairy under the Share Reform Plan. SIFP agreed to the transfer of Non-Tradable Shares to Danone under the Share Reform Plan because it will receive proceeds from the transfer, and the transfer together with the offer of Non-Tradable Shares and cash to holders of A Shares by SIFP will result in no material gain or loss to the Group under the Share Reform Plan. Such acquisitions by Danone have been taken into account in the determination of the contributions by each of SIFP, Shanghai Dairy and Danone to the Consideration.

Changes in Shareholding Structure of Bright Dairy

If the Share Reform Plan is implemented, the percentage shareholding in Bright Dairy held by SIFP will be reduced from 30.78% to 25.17%. The following are the anticipated changes in the shareholding structure of Bright Dairy after completion of the Share Reform Plan assuming that it proceeds and is implemented.

After completion of the Share Reform Plan

Type of shares	Number of shares in Bright Dairy held	Approximate percentage of total issued share capital of Bright Dairy
Tradable A Shares held by:		
Shanghai Dairy	262,257,616	25.17%
SIFP	262,257,616	25.17%
Danone	208,482,701	20.01%
East Hope	40,094,627	3.85%
Subtotal:	773,092,560	74.20%
Tradable A Shares held by other shareholders	268,800,000	25.80%
Total:	**1,041,892,560**	**100%**

After the proposed Share Reform Plan, the total number of issued shares in the share capital of Bright Dairy will be unchanged, but SIFP will end up in disposing an approximately 5.61% shareholding in Bright Dairy.

Undertakings

In connection with the proposed Share Reform Plan, each of Shanghai Dairy, SIFP, Danone and East Hope will undertake that upon completion of the Share Reform Plan and conversion of the Non-Tradable Shares into tradable A Shares, the Converted A Shares may not be traded on the Shanghai Stock Exchange within 12 months from the Conversion Date. Upon expiration of the said 12-month restriction period, Converted A Shares amounting to not more than 5% of the total issued share capital of Bright Dairy may be traded on the Shanghai Stock Exchange in 12 months, and Converted A Shares amounting to not more than 10% of the total issued share capital of Bright Dairy may be traded on the Shanghai Stock Exchange in 24 months. After a period of 36 months from the Conversion Date, no restriction of trading on the Shanghai Stock Exchange will be imposed on the Converted A Shares.

"Company"	Shanghai Industrial Holdings Limited, a company incorporated under the laws of Hong Kong with limited liability, whose shares are listed on the Main Board of the Stock Exchange
"Converted A Shares"	the A Shares arising on conversion of the Non-Tradable Shares
"Consideration"	the consideration for the consent by the holders of A Shares to the conversion of all Non-Tradable Shares into tradable A Shares under the Share Reform Plan
"Conversion Date"	the date all Non-Tradable Shares have been converted into A Shares and obtained the right to become freely transferable pursuant to the Share Reform Plan
"Danone"	Danone Asia Pte Ltd., a holder of Non-Tradable Shares
"Directors"	directors of the Company
"Group"	the Company and its subsidiaries
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Non-Tradable Shares"	non-freely transferable shares in the share capital of Bright Dairy
"East Hope"	東方希望集團有限公司 (East Hope Group Co., Ltd.*), a holder of Non-Tradable Shares
"PRC"	the People's Republic of China
"Public Transport"	大眾交通(集團)股份有限公司 (Da Zhong Transportation (Group) Co., Ltd.*), a holder of Non-Tradable Shares
"SIFP"	S.I. Food Products Holdings Limited (上實食品控股有限公司), a limited liability company established under the laws of the British Virgin Islands and wholly-owned by the Company
"Shanghai Dairy"	上海牛奶(集團)有限公司 (Shanghai Dairy (Group) Co., Ltd.*), a holder of Non-Tradable Shares
"Share Reform Plan"	the proposed plan for conversion of all Non-Tradable Shares into tradable A Shares as more particularly described in this announcement
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC

For the purposes of this announcement, the exchange rate of HK$1 = RMB1.04 has been used where applicable, for purpose of illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged at any particular rate on the date or dates in question or any other date.

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 12th April 2006

As at the date of this announcement, the Board comprises:

Executive Directors:
Mr. Cai Lai Xing, Mr. Cai Yu Tian, Mr. Qu Ding, Mr. Lu Ming Fang, Mr. Ding Zhong De, Mr. Qian Shi Zheng, Mr. Yao Fang and Mr. Tang Jun

Independent Non-Executive Directors:
Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis

* *The English name is an informal English translation of the official Chinese name.*